Exhibit 99.2

RECEIPT

HARVEST ENERGY TRUST

This is the receipt of the Alberta Securities Commission for the preliminary Short Form Prospectus of the above Issuer dated May 15, 2009 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Saskatchewan, Manitoba, Québec, Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland and Labrador. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 15, 2009

"Blaine Young" Blaine Young Associate Director, Corporate Finance SEDAR Project # 01422256

4TH FLOOR, 300 - 5TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3C4 TEL: 403.297.6454 FAX: 403.297.6156
www.albertasecurities.com